Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated August 8, 2025 in the Amendment No. 3 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-287532) with respect to the consolidated balance sheets of Living Homeopathy International Ltd. and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 19, 2025	Certified Public Accountants
PCAOB ID No.1171